QuickLinks -- Click here to rapidly navigate through this document

Exhibit 12.1

Buckeye Partners, L.P.
Computation of Ratio of Earnings to Fixed Charges
Dollars in Thousands

	2004	2005	2006	2007	2008
Earnings:
Income from continuing operations	$82,962	$99,958	$110,240	$155,356	$183,159
Equity income (greater than) less than distributions	—	(1,539)	596	(135)	(2,875)
Less: capitalized interest	(844)	(2,325)	(1,845)	(1,469)	(2,355)

Total earnings	82,118	96,094	108,991	153,752	177,929

Fixed Charges:
Interest and debt expense	27,614	43,357	52,113	50,378	74,387
Capitalized interest	844	2,325	1,845	1,469	2,355
Portion of rentals representing an interest factor	2,826	2,913	3,432	3,910	6,723

Total fixed charges	31,284	48,595	57,390	55,757	83,465

Earnings available for fixed charges	$113,402	$144,689	$166,381	$209,509	$261,394

Ratio of earnings to fixed charges	3.62	2.98	2.90	3.76	3.13

QuickLinks

  Exhibit 12.1
Buckeye Partners, L.P. Computation of Ratio of Earnings to Fixed Charges Dollars in Thousands